UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Ditech Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25500T108
(CUSIP Number)

Lamassu Holdings L.L.C.
Attn: Timothy Leehealey
21 Whitesands Dr.
Newport Coast, CA 92657
(949) 706-1347
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25500T108

1	NAME OF REPORTING PERSON Lamassu Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,399,845
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,399,845
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,399,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25500T108

1	NAME OF REPORTING PERSON Timothy Leehealey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,399,845
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,399,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,399,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25500T108

1	NAME OF REPORTING PERSON Samuel Healey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,399,845
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,399,845
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,399,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25500T108

1	NAME OF REPORTING PERSON Frank J. Sansone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1           See Item 5.

CUSIP NO. 25500T108

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, the Issuer agreed to nominate Alan Howe and Frank J. Sansone to its Board of Directors at the Issuer’s 2009 annual meeting of stockholders (the “2009 Annual Meeting”).  As a result, Mr. Sansone terminated his obligation to act in concert with the other Reporting Persons with respect to the Issuer, effective September 2, 2009.  Accordingly, Mr. Sansone is no longer a member of the Section 13(d) group and will cease to be a Reporting Person immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 2, 2009, the Issuer and Lamassu Holdings L.L.C. and certain of its affiliates (collectively, “Lamassu”) entered into a settlement agreement (the “Settlement Agreement”).  Pursuant to the terms of the Settlement Agreement, the Issuer agreed (i) to nominate each of Mr. Alan Howe and Mr. Frank J. Sansone to be elected to the Board at the 2009 Annual Meeting, to the class of directors the term of office of which will expire at the 2012 annual meeting of stockholders, (ii) to recommend that the Issuer’s stockholders vote in favor of Messrs. Howe and Sansone at the 2009 Annual Meeting and (iii) to solicit proxies for the election of Messrs. Howe and Sansone at the 2009 Annual Meeting.

In addition, the Issuer agreed that if Mr. Sansone is unable to serve on the Board at a time when Lamassu owns at least 5% of the Common Stock outstanding, the Issuer will appoint a replacement director designated by Lamassu who is reasonably acceptable to the Issuer and whose acceptance by the Board shall not be unreasonably withheld (any such person, a “Replacement Director”).

Lamassu agreed to use its best efforts to cause Mr. Sansone and any Replacement Director to sign a conditional resignation from the Board, which may be accepted by the Board in the event that Lamassu’s beneficial ownership of the Common Stock falls below 5% of the Common Stock outstanding.  In addition, the Board may determine, in its sole discretion, that a Replacement Director is not reasonably acceptable if such Replacement Director has not signed such a conditional resignation.

Lamassu further agreed to vote all of its shares of Common Stock in support of the slate of directors nominated by the Board for the 2009 Annual Meeting (and not to support or participate in any “withhold the vote” or similar campaign, or support any other nominees other than the slate of directors nominated by the Board).  Lamassu also agreed to withdraw its previously announced notice of intent to nominate directors with respect to the 2009 Annual Meeting.

Lamassu also agreed, for a period ending 90 days from the date of the 2009 Annual Meeting, to not (i) make any public statement regarding the Issuer, the Board or any of Issuer’s officers, directors or employees, except for the press release issued in accordance with the Settlement Agreement or as may be required by law, or (ii) disparage the Issuer, the Board, or any of Issuer’s officers, directors or employees, in any manner, including in any manner which could be harmful to the Issuer or its business, the Board or its reputation, or the business reputation or personal reputation of any officer, director or employee of the Issuer.

CUSIP NO. 25500T108

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 26,307,406 shares of Common Stock outstanding, as of August 31, 2009, which is the total number of shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 2, 2009.

A.           Lamassu

(a)	As of the close of business on September 21, 2009, Lamassu beneficially owned 2,399,845 shares of Common Stock.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 2,399,845
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,399,845
4. Shared power to dispose or direct the disposition: 0

(c)	Lamassu has not entered into any transactions in the shares of Common Stock during the past 60 days.

B.	Messrs. Leehealey and Healey

(a)
As the managing members of Lamassu, each of Mr. Leehealey and Mr. Healey may be deemed the beneficial owner of the 2,399,845 shares of Common Stock owned by Lamassu.  Each of Messrs. Leehealey and Healey share voting and dispositive power with respect to the shares of Common Stock owned by Lamassu by virtue of their shared authority to vote and dispose of such shares of Common Stock.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,399,845
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,399,845

(c)	Neither Mr. Leehealey nor Mr. Healey has entered into any transactions in the shares of Common Stock during the past 60 days.

CUSIP NO. 25500T108

C.	Mr. Sansone

(a)	As of the date hereof, Mr. Sansone does own any shares of Common Stock.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Sansone has not entered into any transactions in the shares of Common Stock during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 2, 2009, the Issuer and the Reporting Persons entered into the Settlement Agreement as discussed in further detail in Item 4.

On September 22, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of this Amendment No. 4 to the Schedule 13D originally filed on December 1, 2008 (including additional amendments thereto) with respect to the securities of the Issuer.  A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Settlement Agreement, dated September 2, 2009, by and among Ditech Networks, Inc., Lamassu Holdings L.L.C., Timothy Leehealey, Samuel Healey and Frank J. Sansone.

Exhibit 99.2	Joint Filing Agreement, dated September 22, 2009, by and among Lamassu Holdings L.L.C., Timothy Leehealey and Samuel Healey.

CUSIP NO. 25500T108
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2009

LAMASSU HOLDINGS L.L.C.

By:	/s/ Timothy Leehealey
	Name:	Timothy Leehealey
	Title:	Managing Member

/s/ Timothy Leehealey
TIMOTHY LEEHEALEY

/s/ Samuel Healey
SAMUEL HEALEY

/s/ Frank J. Sansone
FRANK J. SANSONE